SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 18 TO SCHEDULE 13D)

Under the Securities Exchange Act of 1934

BRITESMILE, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

110415106
(CUSIP Number)

CRAIGH LEONARD, ESQ.
Morrison & Foerster LLP
1290 Avenue of the Americas
NEW YORK, NEW YORK 10104-0050
(212) 468-8007
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13-D

CUSIP NO. 110415106
(1) Name of reporting persons S.S. or I.R.S. identification Nos. of above persons	ANTHONY M. PILARO
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions)	Not Applicable
(5) Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	IRELAND
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	99,342
(8) Shared voting power	None
(9) Sole dispositive power	None
(10) Shared dispositive power	None
(11) Aggregate amount beneficially owned by each reporting person	4,091,796 (which includes 341,668 shares subject to acquisition within 60 days on exercise of certain Warrants)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	38.78
(14) Type of reporting person (see instructions)	IN
The inclusion of Anthony M. Pilaro in this Statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement other than 99,342 shares of BriteSmile Common Stock over which Mr. Pilaro has sole voting power.

BRITESMILE, INC. SCHEDULE 13D
AMENDMENT NO. 18

NOTE: This Amendment No. 18 amends a Statement on Schedule 13D originally filed on April 11, 1996 by LCO Investments Limited and others, as amended by an Amendment No. 1 filed on December 6, 1996, by an Amendment No. 2 filed on May 23, 1997, by an Amendment No. 3 filed on September 24, 1997, by an Amendment No. 4 filed on December 1, 1997, by an Amendment No. 5 filed on May 11, 1998, by an Amendment No. 6 filed on December 15, 1998, by an Amendment No. 7 filed on July 2, 1999, by an Amendment No. 8 filed on November 8, 1999, by an Amendment No. 9 filed on July 13, 2000, by an Amendment No. 10 filed on January 11, 2001, by an Amendment No. 11 filed on July 23, 2001, by an Amendment No. 12 filed on November 13, 2001, by an Amendment No. 13 filed on December 17, 2001, by an Amendment No. 14 filed on January 27, 2003, by an Amendment No. 15 filed on January 7, 2004, by an Amendment No. 16 filed on June 2, 2006 and by an Amendment No. 17 filed on June 14, 2006 This Amendment No. 18 is filed on behalf of LCO Investments Limited, The ERSE Trust, CAP Advisers Limited, Anthony M. Pilaro, the LCP II Trust, the AMP Trust, CAP Charitable Foundation, Excimer Vision Leasing L.P., CAP Properties Limited, John L. Reed and R. Eric Montgomery.

This Amendment No. 18 is being filed to reflect the acquisition by Anthony M. Pilaro (“Mr. Pilaro”) of a proxy to vote 99,342 shares of BriteSmile’s Common Stock. There has been no change in the information set forth in the cover pages to this Schedule 13D other than the cover page relating to Mr. Pilaro or in response to Items 1, 2, 3 or 4 of Schedule 13D. Accordingly, the cover pages other than Mr. Pilaro’s and Items 1, 2, 3 and 4 are omitted from this Amendment No. 18.

The inclusion of The ERSE Trust shall not be construed as an admission that it is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

Item 5.   Interest in Securities of the Issuer.

Item 5(a)

Item 5(a) is hereby amended to add the following paragraph:

Mr. Pilaro has sole voting power over 99,342 shares of BriteSmile’s voting stock and may be deemed to be the beneficial owner of 4,091,796 shares of BriteSmile’s voting stock, including such 99,342 shares over which he has sole voting power. Mr. Pilaro disclaims beneficial ownership of all such shares other than the 99,342 shares with respect to which he has sole voting power.

Item 5(c)

Item 5(c) is amended to add the following paragraph.

On June 23, 2006 Mr. Pilaro was granted a proxy that gave him the sole right to vote 99,342 shares of BriteSmile’s Common Stock. The proxy was granted without any consideration being paid.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following paragraph:

On June 23, 2006 Mr. Pilaro was granted a proxy to vote any and all shares of BriteSmile’s Common Stock owned by Harry Cocowitch. The proxy presently covers 99,342 shares of BriteSmile’s Common Stock. A copy of the proxy is being filed as an Exhibit to this Amendment 18 to Schedule 13D.

Item 7.   Material to be Filed as Exhibits

Exhibit E which was previously filed, is the Power of Attorney and Authorizing Agreement appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto on behalf of LCO Investments, The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro.

Exhibit KK which was previously filed is the 13D Group Agreement among John L. Reed, R. Eric Montgomery, LCO Investments Limited, the ERSE Trust, CAP Advisers Limited, Anthony M. Pilaro, the LCP II Trust, the AMP Trust, CAP Charitable Foundation, Excimer Vision Leasing, L.P. and CAP Properties Limited.

Exhibit LL is a Proxy dated June 23, 2006 granted by Harry Cocowitch to Anthony M. Pilaro.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 29, 2006	/s/ Craigh Leonard
Anthony M. Pilaro, by Craigh Leonard,
Attorney-in-Fact

Exhibit LL

PROXY

The undersigned, Harry Cocowitch, having an address on First Neck Lane, Southampton, New York, hereby appoints Anthony M. Pilaro (“Mr. Pilaro”), having an address c/o 36 Fitzwilliam Place, Dublin 2, Ireland, as proxy with full power of substitution, and hereby authorizes Mr. Pilaro to represent and vote, or to refrain from voting, any and all of the shares of the capital stock of BriteSmile, Inc., a Utah corporation (the “Company”) held of record or beneficially by the undersigned at any meeting of shareholders of the Company, or at any adjournment thereof, on any matter brought before any such meeting or any such adjournment in such manner as Mr. Pilaro, in his sole discretion, deems advisable.

The undersigned hereby further authorizes Mr. Pilaro to execute and deliver or to refrain from executing and delivering on behalf of the undersigned any written consent of shareholders of the Company which the undersigned could have executed and delivered with respect to the undersigned’s shares of capital stock of the Company and to take or refrain from taking any other consensual action of shareholders which the undersigned could take with respect to the undersigned’s shares of capital stock of the Company in such manner and at any time and from time to time as may be determined by Mr. Pilaro in its sole discretion.

This proxy is not intended to constitute an agreement between Mr. Pilaro and the undersigned to act together with respect to the voting, acquiring, holding or disposing of any shares of capital stock of the Company but is intended to be a complete delegation to Mr. Pilaro of all of the undersigned’s power and authority to vote or take any other consensual shareholder action with respect to the undersigned’s shares of capital stock of the Company in such manner and at such time and times as Mr. Pilaro in his sole discretion may determine without any obligation on the part of Mr. Pilaro to consult with or act in accordance with instructions of the undersigned. During the effectiveness of this proxy, the undersigned agrees not to vote, execute and deliver any shareholder consent or take any other consensual shareholder action with respect to his shares of capital stock of the Company.

This proxy shall be revocable by the undersigned upon thirty (30) days written notice to Mr. Pilaro, provided, however, that the undersigned reserves the right to sell any or all of his shares in the Company at such time or times as the undersigned may determine in the undersigned’s sole discretion, and upon the sale of any such shares by the undersigned, this proxy will be deemed revoked with respect to the shares so sold upon the consummation of such sale.

Dated: June 23, 2006	/s/ Harry Cocowitch
HARRY COCOWITCH